Exhibit 99.1

CROW TECHNOLOGIES 1977 LTD.

ANNOUNCES DISTRIBUTION OF A DIVIDEND

Airport City, Israel, November 8, 2026 – Crow Technologies 1977 Ltd. announced that the Board of Directors approved a cash dividend in the amount of USD 0.65 per share totaling USD 2,841,976 (dividend amount is before withholding tax).

The dividend (net of the withholding tax) will be paid to shareholders of record as of November 20, 2026. The Company will pay the dividend out on December 21, 2026.

Under Israeli tax laws and regulations, since the dividend payment is made from the various Company's sources of earnings, including "tax exempt profits" and “preferential income”, the dividend rate of USD 0.65 per share is subject to a withholding tax of 16.97%.

With respect to the capital gains tax withheld by the Company under Israeli laws, the Company clarifies that 60.54% (USD 1,720,532) of the dividend amount is distributed from income constitutes “tax exempt income” for which the capital gains withholding tax is at the rate of 15% and 39.46% (USD 1,121,444) of the dividend amount is distributed from income constitutes “preferential income” for which the capital gains withholding tax is 20%.

Therefore, the dividend to be paid out to the shareholders on the payment date will be net of the tax withheld by the Company at the blended rate of 16.97%.

The Company is not aware of any further tax that is required to be withheld and shareholders holding shares in street name will need to reach out to their brokers/banks to clarify the matter.

In its decision to approve the distribution of the cash dividend, the Board of Directors examined whether the Company meets the distribution criteria according to Israeli law. The Board of Directors concluded that the abovementioned distribution will not undermine the Company’s ability to keep performing in its current course of business or future plans and is able to meet its undertakings when due.

The audited consolidated financial statements for the year ended December 31, 2025 may be viewed at Company's website at www.thecrowgroup.com.